Exhibit 99.1

RRsat Global Communications
Network Ltd
and its Subsidiaries

Interim Consolidated Financial
Statements
As of September 30 2009

RRsat Global Communications Network Ltd
and its subsidiaries

Index to the Consolidated Financial Statements as of September 30, 2009

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets

In thousands except share data

	September 30 2009	December 31 2008

Current assets
Cash and cash equivalents	$12,752	$34,749
Short term deposits	10,200	-
Marketable securities	7,171	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,856
and $2,188 as of September 30, 2009 and December 31, 2008 respectively)	16,897	11,227
Other	693	417
Fair value of embedded currency conversion derivatives	1,505	2,234
Deferred taxes	1,264	552
Prepaid expenses	1,176	1,390

Total current assets	51,658	56,671

Deposits and long-term receivables	1,674	1,791

Marketable securities	14,266	5,743

Long term prepaid expenses	7,809	7,897

Assets held for employee severance payments	1,518	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	28,054	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,296	1,353

Total assets	$110,009	$104,487

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets (Cont'd)

In thousands except share data

	September 30 2009	December 31 2008

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade	$10,979	$8,709
Other	2,438	1,944
Fair value of embedded currency
conversion derivatives	2,472	1,205
Related parties	58	25
Deferred income	5,540	5,440

Total current liabilities	21,487	17,323

Long - term liabilities
Deferred income	6,819	6,689
Liability in respect of employee severance payments	1,673	1,378
Deferred taxes	815	747

Total long - term liabilities	9,307	8,814

Total liabilities	30,794	26,137

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of September 30, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of September 30, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,418	52,106
Retained earnings	26,704	26,309
Accumulated other comprehensive income (loss)	53	(105)

Total shareholders' equity	79,215	78,350

Total liabilities and shareholders' equity	$110,009	$104,487

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	Dec-31 2008

Revenues	$68,903	$57,039	$24,109	$20,075	$78,993

Cost of revenues	46,572	38,793	16,631	13,501	53,477

Gross profit	22,331	18,246	7,478	6,574	25,516

Operating expenses

Sales and marketing	4,147	2,818	1,436	970	3,914

General and administrative	5,162	4,902	1,870	1,626	6,582

Total operating expenses	9,309	7,720	3,306	2,596	10,496

Operating income	13,022	10,526	4,172	3,978	15,020

Interest and marketable
securities income	387	1,096	112	293	1,111

Currency fluctuation and
other financing income, net	514	330	243	(66)	177

Changes in fair value of
embedded currency
conversion derivatives	(1,996)	154	(1,064)	1,347	1,342

Other income, net	25	12	-	-	10

Income before taxes on
income	11,952	12,118	3,463	5,552	17,660

Income taxes	(3,077)	(2,271)	(567)	(1,597)	(4,228)

Net income	$8,875	$9,847	$2,896	$3,955	$13,432

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	Dec-31 2008

Income per ordinary share

Basic income per ordinary
share	0.51	0.57	0.17	0.23	0.78

Diluted income per
ordinary share	0.51	0.57	0.17	0.23	0.77

Weighted average number
of ordinary share used to
compute basic income per
ordinary share	17,306,783	17,286,762	17,306,783	17,286,762	17,290,099

Weighted average number
of Ordinary share used to
compute diluted income
per ordinary share	17,413,503	17,417,215	17,415,053	17,402,058	17,399,375

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Nine months ended
September 30, 2009

Balance as at
January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350
Stock-based compensation	-	-	312	-	-	312
Dividend paid $0.32 per share	-	-	-	(5,538)	-	(5,538)
Dividend paid $0.17 per share	-	-	-	(2,942)	-	(2,942)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $52	-	-	-	-	149	149
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $3	-	-	-	-	9	9
Net income	-	-	-	8,875	-	8,875

Total comprehensive
income	-	-	-	8,875	158	9,033

Balance as of
September 30, 2009	17,306,783	$40	$52,418	$26,704	$53	$79,215

Nine months ended
September 30, 2008

Balance as at
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159
Stock-based compensation	-	-	312	-	-	312
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $47	-	-	-	-	(132)	(132)
Net income	-	-	-	9,847	-	9,847

Total comprehensive
income	-	-	-	9,847	(132)	9,715

Dividend paid
0.32$ per share	-	-	-	(5,532)	-	(5,532)

Balance as of
September 30, 2008	17,286,762	$40	$52,003	$27,744	$(133)	$79,654

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholder's Equity and Comprehensive Income (Cont'd)

In thousands, except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Three months ended
September 30, 2009

Balance as at
July 1, 2009	17,306,783	$40	$52,314	$26,750	$(30)	$79,074
Stock-based compensation	-	-	104	-	-	104
Dividend paid $0.17 per share	-	-	-	(2,942)	-	(2,942)
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of tax effect of $26	-	-	-	-	74	74
Other comprehensive
income -realized change
in investment securities,
net of tax effect of $3	-	-	-	-	9	9
Net income	-	-	-	2,896	-	2,896

Total comprehensive
income	-	-	-	2,896	83	2,979

Balance as of
September 30, 2009	17,306,783	$40	$52,418	$26,704	$53	$79,215

Three months ended
September 30, 2008

Balance as of
July 1, 2008	17,286,762	$40	$51,898	$23,789	$(45)	$75,682
Stock-based compensation	-	-	105	-	-	105
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect of $16	-	-	-	-	(88)	(88)
Net income	-	-	-	3,955	-	3,955

Total comprehensive
income	-	-	-	3,955	(88)	3,867

Balance as of
September 30, 2008	17,286,762	$40	$52,003	$27,744	$(133)	$79,654

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income (Cont'd)

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of tax effect of $37	-	-	-	-	(104)	(104)
Net income	-	-	-	13,432	-	13,432

Total comprehensive
income	-	-	-	13,432	(104)	13,328

Dividend paid
0.32$ per share	-	-	-	(5,532)	-	(5,532)
Dividend paid
0.29$ per share				(5,020)	-	(5,020)

Balance as of
December 31, 2008	17,306,783	$40	$52,106	$26,309	$(105)	$78,350

* Less than 1$

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	Dec-31 2008

Cash flows from operating activities
Net income	$8,875	$9,847	$2,896	$3,955	$13,432
Adjustments required to reconcile net income to
net cash provided by operating activities

Depreciation and amortization	4,105	2,770	1,448	991	3,971
Provision for losses in account receivable	668	541	238	172	972
Deferred taxes	(699)	(89)	(350)	278	324
Discount accretion and premuim amortization
of held- to- maturity securities, net	(264)	(565)	(174)	(180)	(635)
Discount accretion and premuim amortization
of available- for- sale securities, net	295	(178)	239	(58)	(246)
Changes in liability for employee severance payments, net	82	184	(6)	13	49
Capital gains on sale of fixed assets, net	(25)	(12)	-	-	(10)
Stock- based compensation	312	312	104	105	415
Changes in fair value of embedded currency conversion derivatives	1,996	(154)	1,064	(1,347)	(1,342)
Loss (profit) from trading securities, net	(320)	(111)	(115)	209	551

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(6,338)	1,406	(1,703)	76	(1,778)
Decrease (increase) in related parties, net	33	(34)	16	(6)	13
Decrease (increase) in account receivable - other	(276)	290	(133)	616	101
Decrease (increase) in prepaid expenses	214	(13)	447	358	(471)
Increase (decrease) in deposits
and long-term receivables	117	(556)	100	(52)	(687)
Increase in account payables	2,723	2,069	1,085	1,203	3,886
Increase in deferred income	230	294	1,320	834	1,769

Net cash provided by operating activities	$11,728	$16,001	$6,476	$7,167	$20,314

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows (Cont'd)

In thousands

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	December 31 2008

Cash flows from investing activities
Investment in fixed assets	$(6,008)	$(9,113)	$(2,111)	$(1,089)	$(11,026)
Investment in other assets	-	(22)	-	(2)	(195)
Investment in short term deposits	(10,200)	-	(2,991)	-	-
Payment in respect of acquisition
of activity	-	(3,525)	-	(100)	-
Business combination (See C below)	-	-	-	-	(15,573)
Investments in securities available- for- sale	(15,711)	(19,188)	(4,264)	(8,795)	(21,689)
Decrease in trading securities, net	62	2,144	(6)	327	1,877
Proceeds from securities available- for- sale	2,540	4,000	1,470	-	18,707
Proceeds from securities held to maturity	4,019	19,507	802	3,047	24,462
Proceeds from sale of fixed assets	53	17	1	-	15

Net cash used in investing activities	$(25,245)	$(6,180)	$(7,099)	$(6,612)	$(3,422)

Cash flows from financing activities
Dividend paid	$(8,480)	$(5,532)	$(2,942)	$-	$(10,552)

Net cash used in financing activities	$(8,480)	$(5,532)	$(2,942)	$-	$(10,552)

Increase (decrease) in
cash and cash equivalents	$(21,997)	$4,289	$(3,565)	$555	$6,340

Balance of cash and cash equivalents at beginning of period	34,749	28,409	16,317	32,143	28,409

Balance of cash and cash equivalents at end of period	$12,752	$32,698	$12,752	$32,698	$34,749

A. Non-cash transactions

Investment in fixed assets	$347	$164	$347	$164	$306

B. Supplementary cash flow information

Income taxes paid	$4,245	$1,827	$1,334	$385	$3,392

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Cash Flows (Cont'd)

In thousands

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	December 31 2008

C. Business combination

Investment in fixed assets	$-	$-	$-	$-	$3,748
Investment in other assets
and prepaid expenses	-	-	-	-	6,840
Investment in intangible assets	-	-	-	-	1,251
Investment in goodwill	-	-	-	-	3,734

	$-	$-	$-	$-	$15,573

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and mobile communications through satellites.

B.	Basis of presentation and adoption of new accounting standards

The interim consolidated financial statements as of September 30, 2009, and for the nine- month and three-month periods then ended were prepared in accordance with Generally Accepted Accounting Principles in the United States (U.S. GAAP). These financial statements were prepared in a condensed format and should be read in conjunction with the Company’s audited financial statements and accompanying notes as at December 31, 2008 (“the annual financial statements”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

In June 2009 the Financial Accounting Standards Board, or FASB, established the Accounting Standards Codification (“ASC”), or Codification, as the primary source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities. Although the establishment of the ASC did not change current GAAP, it did change the way the Company refers to GAAP throughout this document to reflect the updated referencing convention.

C.	Adoption of new accounting standards

Effective April 1, 2009, the Company adopted ASC 825-10 (formerly known as FSP FAS 107-1 and APB 28-1), “Interim Disclosures About Fair Value of Financial Instruments” (FSP FAS 107-1 and APB 28-1). ASC 825-10 requires disclosure of the fair value of the Company’s financial instruments in interim reporting periods. These disclosures have been provided in Note 3 below.

Effective April 1, 2009, the Company adopted ASC 320-10 (formerly known as FSP FAS 115-2) and ASC 958-320 (formerly known as FAS 124-2), “Recognition and Presentation of Other-Than-Temporary Impairments” (ASC 320-10 and ASC 958-320) which significantly changes the existing other-than-temporary impairment model for debt securities. It also modifies the presentation of other-than-temporary impairment losses and increases the frequency and expands required disclosures about other-than-temporary impairment for debt and equity securities. ASC 320-10 and ASC 958-320 did not have material effect of the Company’s financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 1 – Organization and Basis of Presentation (cont’d)

Effective April 1, 2009, the Company adopted ASC 820-10 (formerly known as FSP FASB statement No. 157-4) “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, This ASC provides additional guidance for estimating fair value in accordance with ASC 820-10, “Fair Value measurements”, when the volume and level of activity for the asset or liability have significantly decreased and when circumstances indicate a transaction is not orderly. ASC 820-10 did not have material effect of the Company’s financial statements.

Effective April 1, 2009, the Company adopted ASC 855-10 (formerly known as FASB SFAS No. 165), “Subsequent Events”. ASC 855-10 establishes general standards for accounting for and disclosure of events that occur after the balance sheet date but before financial statements are available to be issued (subsequent events). These standards are largely the same guidance on subsequent events which previously existed only in auditing literature. ASC 855-10 also requires disclosure of the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. The Company have evaluated subsequent events through November 11, 2009, the date of issuance of the unaudited condensed consolidated financial statements. During this period the Company did not have any material subsequent.

D.	Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets; fair value of acquisitions; allowances for doubtful accounts; the valuation of embedded derivatives, valuation of deferred tax assets, investments in marketable securities, share-based compensation; and liability in respect of employee severance payments, income tax uncertainties and other contingencies. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 – Segments Results

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Nine months ended September 30, 2009:

	711 Mobile Satellite Services	Content management and distribution services	Total

Revenues	$3,172	$65,731	$68,903

Gross profit	$41	$22,290	$22,331

Sales and marketing	4,147
General and administrative	5,162

Operating income	$13,022

Financial expenses, net	(1,095)

Other income, net	25

Income before taxes on income	$11,952

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 – Segments Results (cont’d)

Three months ended September 30, 2009:

	Mobile Satellite Communication Services	Content management and distribution services	Total

Revenues	$1,169	$22,940	$24,109

Gross profit	$3	$7,475	$7,478

Sales and marketing			1,436
General and administrative			1,870

Operating income			$4,172

Financial expenses net			(709)

Other income, net			-

Income before taxes on income			$3,463

Year ended December 31, 2008:

	711 Mobile Satellite Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on in income			$17,660

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 – Segments Results (cont’d)

Revenues by geographic areas:

	Nine months ended		Three months ended		Year ended
	Sep-30 2009	Sep-30 2008	Sep-30 2009	Sep-30 2008	December 31 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

North America	$15,337	$14,105	$5,487	$4,840	$19,399
Europe	28,405	23,758	10,284	8,143	32,222
Asia	8,037	6,200	2,684	2,287	8,773
Israel	4,891	3,965	1,365	1,302	5,425
Middle East (other than Israel)	8,656	6,610	3,223	2,347	9,250
Rest of the world	3,577	2,401	1,066	1,156	3,924

	$68,903	$57,039	$24,109	$20,075	$78,993

Note 3 – Fair Value of Financial Instruments

The Company’s financial instruments include mainly cash and cash equivalents, short term deposits in banks, accounts receivable, marketable securities, and accounts payable.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

For cash and cash equivalents, short term deposits in banks, accounts receivable, and accounts payable, the carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short maturity of these instruments.

The fair value of the company’s marketable securities is based on quotes received from broker dealers. The fair value of the Company’s derivative financial instruments is based on quoted market prices.

Fair Value Hierarchy

ASC 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

*	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

*	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

*	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Fair Value Hierarchy (cont’d)

In accordance with ASC 820-10 the Company’s marketable securities are classified within Level 1 because they are valued using quoted market prices in active markets. The Company’s embedded currency conversion derivatives are classified within Level 2 because they are valued using quoted inputs from an active market for its assumptions. The financial statements as of and for September 30, 2009 do not include any nonrecurring fair value measurements relating to assets or liabilities for which the Company has adopted the provisions of FASB Statement No. 157, except for goodwill that is subject to annual impairment test.

As of September 30, 2009 the Company held approximately $6,228 million of U.S government or government agencies marketable securities and approximately $15,209 million of marketable corporate debt securities.

Assets and liabilities measured at fair value at September 30, 2009 are summarized below: :

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Assets:
Trading securities	$1,295	$-	$-
Available-for-sale securities:
Corporate debentures	14,032	-	-
US government or government
Agencie's debentures	5,355	-	-
Fair value of embedded
currency conversion
derivatives	-	1,505	-

Total at September 30, 2009	$20,682	$1,505	$-

Total at December 31, 2008	$6,129	$2,234	$-

Liabilities:
Fair value of embedded
currency conversion
derivatives at September 30,2009	$-	$2,472	$-

Total at December 31, 2008	$-	$1,205	$-

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Fair Value of Financial Instruments (cont’d)

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position were as follows:

At September 30, 2009	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
Corporate debentures	$(54)	$14,032	$(54)	$14,032
US Agencie's debentures	(4)	5,355	(4)	5,355
Held to maturity:
Corporate debentures	-	755	-	1,551

Total at September 30, 2009	$(58)	$20,142	$(58)	$20,938

At December 31, 2008	Less than 12 months		Total
	Unrealized losses	Fair value	Unrealized losses	Fair value

Available for sale:
Corporate debentures	$(130)	$3,078	$(130)	$3,078
US Agencie's debentures	(28)	2,010	(28)	2,010
Held to maturity:
Corporate debentures	(207)	5,509	(207)	5,509

Total at December 31, 2008	$(365)	$10,597	$(365)	$10,597

The unrealized losses on investments in U.S government or government agencies and corporate debt securities were caused mainly by current market conditions Since the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other than temporarily impaired.

Note 4 – Stock-Based Compensation

During the nine months ended September 30, 2009, the Company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were vested. During the nine months ended September 30, 2009, 87 restricted shares units were forfeited. No shares were forfeited during the three months ended September 30, 2009.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 119,700 options became vested as of September 30, 2009.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 5 – Taxes on income

On July 25, 2005, the Knesset passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147), which provides for a gradual reduction in the company tax rate to 25% as from 2010.

On July 14, 2009, the Knesset passed the Law for Economic Efficiency (ammendments for legislation for implementation of the economic program for 2009-2010 ), which provides for a gradual reduction in the company tax rate to 18% as from 2016. According to the amendmends the Company tax rate will be reduced in the following manner: in 2009 –26%, in 2010 – 25%, in 2011 -24%, in 2012- 23%, in 2013- 22%, in 2014- 21%, in 2015- 20%, and from 2016 onward the tax rate will be 18%. The implication of the change in the tax rates as aforesaid is effective starting from the financial statements for the third quarter of 2009, in a manner of a reduction of the deferred taxes liabilities and tax income of $100 thousand.